June 18, 2025

Allen Mistysyn
Senior Vice President     Finance and Chief Financial Officer
Sherwin-Williams Company
101 West Prospect Avenue
Cleveland OH 44115

       Re: Sherwin-Williams Company
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-04851
Dear Allen Mistysyn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Summary, page 24

1. We note you disclose Adjusted EBITDA within your summary bullet points. When presenting non-GAAP measures, please present the most directly
       comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the staff's
Compliance
       and Disclosure Interpretations on Non-GAAP Financial Measures. Please make similar revisions to your press releases furnished under Item 2.02 of Form 8-K when presenting your non-GAAP measures in the summary section of your releases.
Notes to the Consolidated Financial Statements
Note 22 - Reportable Segment Information, page 90

2. Please tell us how your disclosure complies with the requirement to disclose how the chief operating decision maker uses your reported measure of segment profit or
 June 18, 2025
Page 2

       loss in assessing segment performance and deciding how to allocate resources pursuant to ASC 280-10-50-29.f. Refer to ASC 280-10-55-47.bb for guidance.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Kuhn at 202-551-3308 or Abe Friedman at 202-551-8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services